                                Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
                                                      Registration No. 333-80851

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED AUGUST 12, 1999)

                           -------------------------

                             PROSPECTUS SUPPLEMENT

                           -------------------------

                                1,868,480 Shares

                          VERITAS SOFTWARE CORPORATION

                                  Common Stock

                           -------------------------

     This prospectus supplement relates to the offering of VERITAS Software Corporation common stock in exchange for exchangeable shares of TeleBackup Exchangeco, Inc., as described on pages 91 to 93 of the prospectus dated August 12, 1999, as supplemented April 27, 2000 and May 15, 2000 (the "Prospectus"), to which this prospectus supplement is attached.

     This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus except to the extent that the information in this prospectus supplement supersedes the information contained in the Prospectus. All capitalized terms used but not defined in this prospectus supplement have the meanings given to them in the Prospectus.

                           -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SHARES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS OR THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            The date of this prospectus supplement is July 19, 2000.

FINANCIAL RESULTS

     On July 18, 2000, we announced financial results for our second quarter ended June 30, 2000.

     We achieved second quarter revenue of $275.4 million, an increase of 77% over last year's pro forma second quarter revenue of $155.7 million. Pro forma net income, which excludes purchase accounting adjustments, increased to $57.2 million in the second quarter from $29.3 million for the same period prior year, a 95% increase. Diluted pro forma net income per share for the second quarter was $0.13, an 86% increase from $0.07 for the same period last year. Our pro forma operating margin increased to 31% for the second quarter, up over two points from last year's second quarter results.

     Our as-reported revenue for the second quarter was $275.4 million, up over 140% compared with $114.6 million for the same period last year. For the second quarter, we reported a net loss of $172.3 million, or $0.43 per share, compared with a net loss of $162.3 million, or $0.59 per share on a diluted basis for the prior year. Included in the current period's net loss is $235.3 million of purchase accounting amortization. Included in the prior period's net loss are one-time charges of $103.1 million for the write-off of in-process research and development, $11.0 million for merger and restructuring and $76.6 million of purchase accounting amortization.

     On a pro forma basis for the six-month period ended June 30, 2000 and 1999, we had revenue of $520.1 million and $290.5 million, respectively, a 79% year-over-year increase. Net income increased to $108.9 million from pro forma net income of $57.1 million in the prior period, a 91% increase. Pro forma diluted net income per share was $0.25, compared with $0.14 for the same period last year, a 79% increase.

     Our as-reported revenue for the six-month period ended June 30, 2000 was $520.1 million, compared with $186.6 million for the same period last year. For the six-month period, we reported a net loss of $346.7 million, or $0.87 per share, compared with a net loss of $148.7 million, or $0.61 per share for the same period in the prior year.

     To better facilitate financial reporting, we added the following financial table to our earnings release: "Pro forma Statements of Operations." These pro forma statements are intended to present our operating results excluding purchase accounting adjustments. For 1999, our operating results include the results of Seagate Software NSMG and TeleBackup Systems effective at the beginning of the period.

                          VERITAS SOFTWARE CORPORATION

                       PRO FORMA STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                              THREE MONTHS ENDED       SIX MONTHS ENDED
                                                   JUNE 30,                JUNE 30,
                                             --------------------    --------------------
                                               2000        1999        2000        1999
                                             --------    --------    --------    --------
NET REVENUE:
  User license fees........................  $224,851    $132,510    $429,167    $248,076
  Services.................................    50,585      23,228      90,909      42,391
                                             --------    --------    --------    --------
     Total net revenue.....................   275,436     155,738     520,076     290,467
COST OF REVENUE:
  User license fees........................     8,199       5,043      19,977      10,420
  Services.................................    20,165       8,737      38,464      16,226
                                             --------    --------    --------    --------
     Total cost of revenue.................    28,364      13,780      58,441      26,646
                                             --------    --------    --------    --------
Gross profit...............................   247,072     141,958     461,635     263,821
OPERATING EXPENSES:
  Selling and marketing....................   106,109      60,694     193,692     110,495
  Research and development.................    39,205      26,544      74,318      49,428
  General and administrative...............    17,595      10,809      32,506      19,476
                                             --------    --------    --------    --------
     Total operating expenses..............   162,909      98,047     300,516     179,399
                                             --------    --------    --------    --------
Income from operations.....................    84,163      43,911     161,119      84,422
Interest and other income, net.............    12,777       3,332      24,040       7,574
Interest expense...........................    (7,525)     (1,409)    (15,048)     (2,847)
                                             --------    --------    --------    --------
Income before income taxes.................    89,415      45,834     170,111      89,149
Provision for income taxes.................    32,189      16,500      61,240      32,094
                                             --------    --------    --------    --------
Pro forma net income.......................  $ 57,226    $ 29,334    $108,871    $ 57,055
                                             ========    ========    ========    ========
Pro forma net income per share -- basic....  $   0.14    $   0.08    $   0.27    $   0.15
                                             ========    ========    ========    ========
Pro forma net income per share --diluted...  $   0.13    $   0.07    $   0.25    $   0.14
                                             ========    ========    ========    ========
Shares used in per share
  calculation -- basic.....................   400,787     380,097     397,645     372,334
                                             ========    ========    ========    ========
Shares used in per share
  calculation -- diluted...................   437,653     414,254     437,457     403,436
                                             ========    ========    ========    ========

The pro forma statements of operations are intended to present the Company's operating results excluding purchase accounting adjustments. For 1999, the Company's operating results include the results of NSMG and TeleBackup assuming the companies had been combined at the beginning of the period.

Purchase accounting adjustments would include amortization of developed technology, amortization of goodwill and intangibles, restructuring and other merger costs, in-process research and development costs, and related adjustments for income tax provisions.

                          VERITAS SOFTWARE CORPORATION

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                           THREE MONTHS ENDED         SIX MONTHS ENDED
                                                JUNE 30,                  JUNE 30,
                                         ----------------------    ----------------------
                                           2000         1999         2000         1999
                                         ---------    ---------    ---------    ---------
NET REVENUE:
  User license fees....................  $ 224,851    $  93,296    $ 429,167    $ 149,082
  Services.............................     50,585       21,352       90,909       37,470
                                         ---------    ---------    ---------    ---------
     Total net revenue.................    275,436      114,648      520,076      186,552
COST OF REVENUE:
  User license fees....................      8,199        2,827       19,977        4,782
  Services.............................     20,165        8,254       38,464       14,781
  Amortization of developed
     technology........................     15,553        5,006       30,948        5,006
                                         ---------    ---------    ---------    ---------
     Total cost of revenue.............     43,917       16,087       89,389       24,569
                                         ---------    ---------    ---------    ---------
Gross profit...........................    231,519       98,561      430,687      161,983
OPERATING EXPENSES:
  Selling and marketing................    106,109       44,572      193,692       71,395
  Research and development.............     39,205       20,550       74,318       34,366
  General and administrative...........     17,595        7,122       32,506       10,411
  Amortization of goodwill and other
     intangibles.......................    219,758       71,557      439,517       71,557
  In-Process research and
     development.......................         --      103,100           --      103,100
  Acquisition and restructuring
     costs.............................         --       11,000           --       11,000
                                         ---------    ---------    ---------    ---------
     Total operating expenses..........    382,667      257,901      740,033      301,829
                                         ---------    ---------    ---------    ---------
Income (loss) from operations..........   (151,148)    (159,340)    (309,346)    (139,846)
Interest and other income, net.........     12,777        3,148       24,040        6,179
Interest expense.......................     (7,525)      (1,409)     (15,048)      (2,842)
                                         ---------    ---------    ---------    ---------
Income (loss) before income taxes......   (145,896)    (157,601)    (300,354)    (136,509)
Provision for income taxes.............     26,445        4,728       46,370       12,237
                                         ---------    ---------    ---------    ---------
Net income (loss)......................  $(172,341)   $(162,329)   $(346,724)   $(148,746)
                                         =========    =========    =========    =========
Net income (loss) per share -- basic...  $   (0.43)   $   (0.59)   $   (0.87)   $   (0.61)
                                         =========    =========    =========    =========
Net income (loss) per
  share -- diluted.....................  $   (0.43)   $   (0.59)   $   (0.87)   $   (0.61)
                                         =========    =========    =========    =========
Shares used in per share
  calculation -- basic.................    400,787      275,467      397,645      245,493
                                         =========    =========    =========    =========
Shares used in per share calculation --
  diluted..............................    400,787      275,467      397,645      245,493
                                         =========    =========    =========    =========

                          VERITAS SOFTWARE CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                               JUNE 30,      DECEMBER 31,
                                                                 2000            1999
                                                              -----------    ------------
                                                              (UNAUDITED)
ASSETS
Current assets:
  Cash and short-term investments...........................  $  944,568      $  692,381
  Accounts receivable, net..................................     138,545         132,180
  Deferred income taxes.....................................      23,803          23,803
  Other current assets......................................      16,024          13,381
                                                              ----------      ----------
     Total current assets...................................   1,122,940         861,745
Long-term investments.......................................      56,138          65,036
Property and equipment......................................     106,525          76,958
Goodwill and other intangibles..............................   2,757,674       3,226,749
Other non-current assets....................................      34,267           2,789
                                                              ----------      ----------
     Total assets...........................................  $4,077,544      $4,233,277
                                                              ==========      ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................  $   37,108      $   30,229
  Accrued compensation and benefits.........................      52,181          35,560
  Accrued acquisition and restructuring costs...............      19,903          24,202
  Other accrued liabilities.................................      48,530          47,531
  Income taxes payable......................................         322           6,804
  Deferred revenue..........................................     126,119          86,979
                                                              ----------      ----------
     Total current liabilities..............................     284,163         231,305
Non-current liabilities:
  Convertible subordinated notes............................     456,587         451,044
  Deferred income taxes.....................................     136,834         157,867
                                                              ----------      ----------
     Total non-current liabilities..........................     593,421         608,911
Stockholders' equity........................................   3,199,960       3,393,061
                                                              ----------      ----------
     Total liabilities and stockholders' equity.............  $4,077,544      $4,233,277
                                                              ==========      ==========